Exhibit 99.1

 Bezeq The Israel Telecommunication
Corporation Limited

Condensed Consolidated Interim Financial
Statements as at
March 31, 2016
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Contents	Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		3
Condensed Consolidated Interim Statements of Income		5
Condensed Consolidated Interim Statements of Comprehensive Income		5
Condensed Consolidated Interim Statements of Changes in Equity		6
Condensed Consolidated Interim Statements of Cash Flows		7
Notes to the Condensed Consolidated Interim Financial Statements
1	General	8
2	Basis of Preparation of the Financial Statements	8
3	Reporting Principles and Accounting Policy	8
4	Group Entities	8
5	Income Tax	9
6	Contingent Liabilities	9
7	Equity	11
8	Revenue	11
9	General and Operating Expenses	12
10	Financing Expenses (Income), Net	12
11	Financial Instruments	13
12	Segment Reporting	14
13	Condensed Financial Statements of Pelephone, Bezeq International, and DBS	19
14	Subsequent Events	21

Somekh Chaikin
KPMG Millennium Tower
17 Ha-Arbaa Street, PO Box 609
Tel Aviv 6100601, Israel
972-3-6848000

Review Report to the Shareholders of

Bezeq The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2016 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1% of the total consolidated assets as of March 31 2016, and whose revenues constitute 0.9% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 6.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 25, 2016

KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity

2

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	1,221	1,168		555
Investments	556	2,541		762
Trade receivables	2,042	2,290		2,058
Other receivables	299	286		269
Inventory	123	87		115
Total current assets	4,241	6,372		3,759

Trade and other receivables	662	541		674
Broadcasting rights, net of rights exercised	456	460		456
Property, plant and equipment	6,902	6,956		6,894
Intangible assets	3,260	3,450	*	3,332
Deferred tax assets	1,105	1,170	*	1,178
Deferred expenses and non-current investments	384	359		361
Investments in equity-accounted investees	23	29		25
Total non-current assets	12,792	12,965		12,920

Total assets	17,033	19,337		16,679

3

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	NIS million	NIS million		NIS million
Debentures, loans and borrowings	2,073	1,852		1,913
Trade and other payables	1,843	2,027		1,657
Current tax liabilities	622	670		624
Liability to Eurocom DBS Ltd, related party	206	898	*	233
Employee benefits	380	274		378
Provisions	88	84		100
Total current liabilities	5,212	5,805		4,905

Loans and debentures	8,532	10,060		8,800
Employee benefits	238	238		240
Derivatives and other liabilities	262	218		226
Deferred tax liabilities	50	23		51
Provisions	46	69		46
Total non-current liabilities	9,128	10,608		9,363

Total liabilities	14,340	16,413		14,268

Total equity	2,693	2,924		2,411

Total liabilities and equity	17,033	19,337		16,679

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

* Restated, see Note 4.2.1 for information about a business combination in the prior period.

Date of approval of the financial statements: May 25, 2016

The attached notes are an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2016	2015	2015
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million

Revenue	8	2,559	2,174	9,985
Costs of activity
General and operating expenses	9	1,018	799	3,869
Salaries		513	439	1,957
Depreciation and amortization		449	317	1,684
Other operating expenses (income), net		5	(17)	(95)
Total operating expenses		1,985	1,538	7,415

Operating profit		574	636	2,570
Financing expenses (income)	10
Finance expenses		132	101	376
Financing income		(30)	(64)	(113)
Financing expenses, net		102	37	263

Profit after financing expenses, net		472	599	2,307
Share in earnings (losses) of equity accounted investees		(1)	16	12
Profit before income tax		471	615	2,319
Income tax	5	183	152	598
Profit for the period		288	463	1,721
Earnings per share (NIS)
Basic earnings per share		0.1	0.17	0.63

Diluted earnings per share		0.1	0.17	0.62

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	288	463	1,721
Items of other comprehensive income (loss) (net of tax)	(10)	17	7
Total comprehensive income for the period	278	480	1,728

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended March 31, 2016 (Unaudited)
Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411

Profit for the period	-	-	-	-	-	288	288
Other comprehensive loss for the period, net of tax	-	-	-	-	(10)	-	(10)
Total comprehensive income for the period	-	-	-	-	(10)	288	278
Transactions with shareholders recognized directly in equity
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at March 31, 2016	3,878	384	-	390	(108)	(1,851)	2,693
Three months ended March 31, 2015 (Unaudited)
Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441

Profit for the period	-	-	-	-	-	463	463
Other comprehensive income for the period, net of tax	-	-	-	-	17	-	17
Total comprehensive income for the period	-	-	-	-	17	463	480
Transactions with shareholders recognized directly in equity
Exercise of options for shares	3	19	(19)	-	-	-	3
Balance as at March 31, 2015	3,858	272	112	390	(88)	(1,620)	2,924
Year ended December 31, 2015 (Audited)
Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441

Profit for 2015	-	-	-	-	-	1,721	1,721
Other comprehensive income for the year, net of tax	-	-	-	-	7	-	7
Total comprehensive income for 2015	-	-	-	-	7	1,721	1,728
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	19	115	(115)	-	-	-	19
Balance as at December 31, 2015	3,874	368	16	390	(98)	(2,139)	2,411

The attached notes are an integral part of these consolidated financial statements.

6

Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	288	463	1,721
Adjustments:
Depreciation and amortization	449	317	1,684
Share in the losses (profits) of equity-accounted investees	1	(16)	(12)
Financing expenses, net	113	67	307
Profit from gaining control in DBS	-	(12)	(12)
Capital gains, net	(11)	(11)	(234)
Income tax expenses	183	152	598

Change in trade and other receivables	(12)	84	322
Change in inventory	(9)	9	(20)
Change in trade and other payables	39	(45)	(271)
Change in provisions	(12)	3	18
Change in employee benefits	1	4	110
Change in other liabilities	(3)	(1)	(9)
Net income tax paid	(105)	(53)	(462)
Net cash from operating activities	922	961	3,740
Cash flow used for investing activities
Purchase of property, plant and equipment	(294)	(302)	(1,324)
Investment in intangible assets and deferred expenses	(51)	(66)	(311)
Acquisition of financial assets held for trading and others	-	(440)	(1,785)
Proceeds from the sale of financial assets held for trading and others	196	121	3,260
Proceeds from the sale of property, plant and equipment	42	13	151
Cash in a company consolidated for the first time	-	299	299
Miscellaneous	(16)	(3)	(7)
Net cash used for investing activities	(123)	(378)	283
Cash flows used in financing activities
Repayment of debentures and loans	(50)	(58)	(2,192)
Issue of debentures	-	-	1,010
Dividends paid	-	-	(1,777)
Interest paid	(32)	(20)	(494)
Payment to Eurocom DBS for acquisition of shares and DBS loan	(58)	-	(680)
Miscellaneous	7	3	5
Net cash used for financing activities	(133)	(75)	(4,128)
Net increase (decrease) in cash and cash equivalents	666	508	(105)
Cash and cash equivalents at beginning of period	555	660	660
Cash and cash equivalents at end of period	1,221	1,168	555

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

Notes to the Financial Statements

1.	General

Reporting Entity

“Bezeq” – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”). The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

2.	Basis of Preparation of the Financial Statements

2.1	The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2015 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 25, 2016.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements.

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 11 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	Business combination in the prior period measured in the prior period in provisional amounts

As described in Note 11.2 to the Annual Financial Statements regarding a business combination in 2015, in March 2015 the Company acquired control in DBS. Accordingly, the statement of income and statement of cash flows for the three months ended March 31, 2015 include the operating results of DBS based on the equity method.

8

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

In the financial statements as at March 31, 2015, provisional amounts were included for attribution of excess costs arising from the acquisition. On completion of the acquisition and the preparation of an agreement in principle with the tax authorities for the deductible carryforward losses of DBS, as described in Note 11.2.4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	March 31, 2015
	As previously reported	Effect of retrospective adjustment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Deferred tax asset, net of deferred tax liabilities	-	1,170	1,170
Goodwill	1,438	(1,053)	385
Liability to Eurocom DBS	(781)	(117)	(898)

4.2.2	Further to Note 11.2.1 regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years as from the acquisition transaction, in March 2016 the Company paid the first installment (out of three) in the amount of NIS 58 million for the operating results of DBS in 2015.

4.2.3	Financial position of DBS

Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2015 amounted to NIS 354 million and the loss in the three months ended March 31, 2016 amounted to NIS 71 million. As a result of these losses, as at March 31, 2016, DBS had an equity deficit and a working capital deficit of NIS 5,089 million and NIS 559 million, respectively.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

5.	Income Tax

5.1	On January 4, 2016, the Knesset plenum approved a bill to amend the income tax ordinance that includes a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in the financial statements for the first quarter of 2016, the Group reduced the deferred tax assets and liabilities and recognized an expense of NIS 64 million for deferred tax expenses.

5.2	Further to Note 6.6.2 to the Annual Financial Statements regarding the decision according to the tax assessor's best judgment for 2009-2010 and the Company's reservation on this assessment, the reservation was rejected and on March 30, 2016, the Company received a written assessments order in accordance with section 152(B) of the Income Tax Ordinance. The Company and the tax assessor are continuing negotiations for a signed agreement in accordance with the agreement in principal, as set out in section 6.6.2 to the Annual Financial Statements.

6.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 86 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2016 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 8 billion. There is also additional exposure of NIS 1.1 billion for claims, the chances of which cannot yet be assessed.

9

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 6.2 below.

6.1	Below is a description of the contingent liabilities of the Group as at March 31, 2016, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	10	111		-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	50	5,614		1,132
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	216		2
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	45		-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,001	*	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	9	14		-
Total legal claims against the Company and subsidiaries		86	8,001		1,134
*	Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

6.2	Subsequent to the reporting date, claims amounting to NIS 756 million were filed against Group companies, and another claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 522 million came to an end.

10

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

7.	Equity

7.1	Below are details of the Company's equity:

Registered			Issued and paid up
March 31, 2016	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2015	December 31, 2015
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,765,425,752	2,746,010,675	2,762,148,573

7.2	On May 3, 2016, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 16, 2016 to distribute a cash dividend of NIS 776 million to the Company's shareholders. The dividend will be paid on May 30, 2016.

8.	Revenue

	Three months		Year Ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	374	395	1,543
Internet - infrastructure	386	383	1,530
Transmission and data communication	212	207	840
Other services	59	58	212
	1,031	1,043	4,125
Cellular telephony
Cellular services and terminal equipment	444	486	1,948
Sale of terminal equipment	216	224	884
	660	710	2,832

International communications, internet and NEP services	377	371	1,487

Multichannel television	439	-	1,333

Other	52	50	208

	2,559	2,174	9,985

11

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

9.	General and Operating Expenses

	Three months		Year Ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	216	226	880
Interconnectivity and payments to domestic and international operators	212	212	909
Maintenance of buildings and sites	154	150	616
Marketing and general	177	129	640
Content costs	154	13	458
Services and maintenance by sub-contractors	63	34	199
Vehicle maintenance	42	35	167
	1,018	799	3,869

10.	Financing Expenses (Income), Net

	Three months		Year Ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	90	90	339
Linkage and exchange rate differences	-	-	51
Decrease of provision for tax assessor interest expenses	-	-	(76)
Other financing expenses	42	11	62
Total financing expenses	132	101	376
Income for credit in sales	11	15	52
Interest and linkage differences from loans to an associate	-	21	21
Linkage and exchange rate differences	14	10	-
Other financing income, net	5	18	40
Total financing income	30	64	113

Financing expenses, net	102	37	263

12

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

11.	Financial Instruments

11.1.	Fair value

11.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	March 31, 2016		March 31, 2015		December 31, 2015
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	1,883	2,018	2,131	2,328	1,904	2,044
Debentures issued to the public (CPI-linked)	3,828	4,071	3,793	4,072	3,816	4,006
Debentures issued to the public (unlinked)	1,296	1,353	1,354	1,432	1,279	1,340
Debentures issued to financial institutions (CPI-linked)	1,293	1,306	1,748	1,908	1,310	1,314
Debentures issued to financial institutions (unlinked)	410	463	410	480	403	458
	8,710	9,211	9,436	10,220	8,712	9,162

11.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Level 1: investment in exchange-traded funds and financial funds	46	1,392		193
Level 2 - future credit from banks	(21)	-		2
Level 2: forward contracts	(216)	(144)		(157)
Level 3: contingent consideration for a business combination	(235)	(218	)*	(233)
Level 3: investment in non-marketable shares	-	9		2

*	Restated, see Note 4.2.1 for information about a business combination in the prior period.

13

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

12.	Segment Reporting

12.1	Further to Note 11.2 to the annual financial statements, the Company's investment in DBS was presented on the basis of the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

In addition, after DBS became a wholly-owned subsidiary of the Company on June 24, 2015, the Company updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. Accordingly, the Company restated financing income for the three months ended March 31, 2015 in its separate financial information.

As from the second quarter of 2015, the Company no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multichannel television segment include financing expenses for the loans without any change. The comparative figures in the segment reporting were restated to reflect the change in the reporting structure: financing income in the amount of NIS 21 million was eliminated in the fixed-line domestic communications segment for the three months ended March 31, 2015.

14

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

12.2	Operating segments

	Three months ended March 31, 2016 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,032	660	377	438	49	-	2,556
Inter-segment revenues	80	11	18	1	5	(112)	3
Total revenues	1,112	671	395	439	54	(112)	2,559

Depreciation and amortization	183	104	33	76	5	48	449

Segment results – operating profit	536	1	37	57	(9)	(48)	574
Finance expenses	109	-	4	143	1	(125)	132
Financing income	(8)	(12)	(2)	(16)	(5)	13	(30)
Total financing expenses (income), net	101	(12)	2	127	(4)	(112)	102

Segment profit (loss) after financing expenses, net	435	13	35	(70)	(5)	64	472
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	435	13	35	(70)	(6)	64	471
Income tax	107	-	9	1	-	66	183
Segment results – net profit (loss)	328	13	26	(71)	(6)	(2)	288

15

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

	Three months ended March 31, 2015 (Unaudited)
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multi-channel television *	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,042		709	368	440	49	(440)	2,168
Inter-segment revenues	71		18	25	-	4	(112)	6
Total revenues	1,113		727	393	440	53	(552)	2,174

Depreciation and amortization	176		104	32	76	3	(74)	317

Segment results – operating profit	547		32	61	59	(2)	(61)	636
Finance expenses	98		3	4	104	-	(108)	101
Financing income	(23	)*	(17)	(3)	(42)	(4)	25 *	(64)
Total financing expenses (income), net	75	*	(14)	1	62	(4)	(83)*	37

Segment profit (loss) after financing expenses, net	472	*	46	60	(3)	2	22 *	599
Share in profits (losses) of associates	-		-	-	-	-	16	16
Segment profit (loss) before income tax	472	*	46	60	(3)	2	38 *	615
Income tax	126		10	16	-	-	-	152
Segment results – net profit (loss)	346	*	36	44	(3)	2	38 *	463

*	Restated See section 12.1 above

16

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

	Year ended December 31, 2015 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985

Depreciation and amortization	725	419	132	322	13	73	1,684

Segment results – operating profit (loss)	2,148	157	240	250	(15)	(210)	2,570
Finance expenses	362	4	15	635	2	(642)	376
Financing income	(30)	(53)	(7)	(32)	(17)	26	(113)
Total financing expenses (income), net	332	(49)	8	603	(15)	(616)	263

Segment profit (loss)after financing expenses, net	1,816	206	232	(353)	-	406	2,307
Share in profits (losses) of associates	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	420	2,319
Income tax	492	55	60	1	-	(10)	598
Segment results – net profit (loss)	1,324	151	172	(354)	(2)	430	1,721

17

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

12.3	Adjustment of profit or loss for reporting segments

	Three months ended March 31		Year ended December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Operating profit for reporting segments	631	699	2,795
Cancellation of results for a segment classified as an associate (up to date of gaining control)	-	(59)	(59)
Financing expenses, net	(102)	(37)	(263)
Amortization of excess costs for intangible assets	(46)	-	(150)
Share in profits (losses) of associates	(1)	16	12
Loss for operations classified in other categories and other adjustments	(11)	(4)	(16)
Consolidated profit before income tax	471	615	2,319

18

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

13.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	March 31, 2016	March 31, 2015	December 31, 2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,541	1,695	1,420
Non-current assets	1,793	1,866	1,854
	3,334	3,561	3,274
Current liabilities	563	750	448
Long-term liabilities	68	89	70
Total liabilities	631	839	518
Capital	2,703	2,722	2,756
	3,334	3,561	3,274

Selected data from the statement of income

	Three months ended		Year Ended
	March 31		December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenue from services	455	499	1,999
Revenue from sales of terminal equipment	216	228	891
Total revenue from services and sales	671	727	2,890
Cost of services and sales	579	607	2,383
Gross profit	92	120	507
Selling and marketing expenses	66	63	247
General and administrative expenses	25	25	98
Other operating expenses	-	-	5
	91	88	350

Operating profit	1	32	157
Finance expenses	-	3	4
Financing income	(12)	(17)	(53)
Financing income, net	(12)	(14)	(49)

Profit before income tax	13	46	206
Income tax	-	10	55
Profit for the period	13	36	151

19

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	March 31, 2016	March 31, 2015	December 31, 2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	529	544	456
Non-current assets	724	750	714
	1,253	1,294	1,170
Current liabilities	379	437	314
Long-term liabilities	104	71	29
Total liabilities	483	508	343
Capital	770	786	827
	1,253	1,294	1,170

Selected data from the statement of income

	Three months ended		Year Ended
	March 31		December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenue from services	395	393	1,578
Operating expenses	258	251	1,015
Gross profit	137	142	563
Selling and marketing expenses	57	53	209
General and administrative expenses	29	28	116
Other expenses (income), net	14	-	(2)
	100	81	323

Operating profit	37	61	240
Finance expenses	4	4	15
Financing income	(2)	(3)	(7)
Financing expenses (income), net	2	1	8

Profit before income tax	35	60	232
Income tax	9	16	60
Profit for the period	26	44	172

20

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2016 (Unaudited)

13.3.	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	March 31, 2016	March 31, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Current assets	382	453	*	319
Non-current assets	1,345	1,398		1,348
	1,727	1,851		1,667
Current liabilities	941	978	*	903
Long-term liabilities	880	1,422		892
Loans from shareholders	4,995	4,118		4,890
Total liabilities	6,816	6,518		6,685
Capital deficit	(5,089)	(4,667)		(5,018)
	1,727	1,851		1,667

Selected data from the statement of income

	Three months ended		Year ended
	March 31		December 31,
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenue from services	439	440	1,774
Operating expenses	321	320 *	1,289
Gross profit	118	120	485
Selling and marketing expenses	38	36	140
General and administrative expenses	23	25 *	95
	61	61	235

Operating profit	57	59	250
Finance expenses	35	41	122
Financing expenses for shareholder loans, net	108	63	513
Financing income	(16)	(42)	(32)
Financing expenses (income), net	127	62	603

Loss before income tax	(70)	(3)	(353)
Income tax	1	-	1
Loss for the period	(71)	(3)	(354)

*	Reclassified

14.	Subsequent Events

On April 21, 2016, the Company completed the issuance of 714,050,000 debentures of NIS 1 par value each by expansion of Series 9 in accordance with the shelf offering memorandum. The total consideration (gross) that was received amounted to NIS 769. For information about the terms of the debentures, see Note 12 to the Annual Financial Statements.

 21